January 27, 1998
                                                       By EdgarLink Transmission
Mr. Dennis Bertron
Securities and Exchange Commission
450 Fifth Street, N.W.
Mail Stop 4-8
Washington, D.C. 20549

     Re:  Request for Withdrawal of Nationwide Staffing, Inc.
          Registration Statement on Form 8-A

Dear Mr. Bertron:

     Pursuant to Rule 477 of the Securities Act of 1933, as amended, we request withdrawal of Nationwide Staffing, Inc. Registration Statement on Form 8-A filed on January 21, 1998.

                                          Very truly yours,
                                          Bracewell & Patterson, L.L.P.
                                          Geoffrey A. Long

cc:  Mr. Greg Dempsey
     American Stock Exchange, Inc.
     86 Trinity Place
     New York, New York 10006

     Mr. Larry E. Darst
     President
     Nationwide Staffing, Inc.
     600 Travis, Suite 6200
     Houston, Texas 77002

     Mr. Rick L. Wittenbraker
     Bracewell & Patterson, L.L.P.